

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2011

Mr. Peter Reichard
President
Europa Acquisition, Inc., et al
100 Europa Drive, Suite 455
Chapel Hill, NC 27517

> **Re: Europa Acquisition VI, Inc., File No. 000-54215**
> **Europa Acquisition VII, Inc., File No. 000-54216**
> **Europa Acquisition VIII, Inc., File No. 000-54217**
> **Form 10**
> **Filed December 10, 2010**

Dear Mr. Reichard:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your registration statement will become effective by operation of law 60 days from the day you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934, even if we have not completed the review process of your filing. If you do not wish to incur those obligations until all of the following issues are resolved, you should withdraw your registration statement and resubmit a new registration statement when you have revised your document.

2. From review of your cover page and table of contents, it appears that you have used the old format of Form 10-SB. Please note that Form 10-SB has been removed by Release No. 33-8876, *Smaller Reporting Company Regulatory Relief and Simplification*, effective February 4, 2008. For your reference, Form 10 can be found on our website at the following address, http://www.sec.gov/about/forms/form10.pdf.

Part I, page 2

Item 1. Description of Business, page 2

3. In the first paragraph, you state that "the Company has been engaged in . . . obtaining initial financing." Please revise your disclosure to describe the steps you have taken to obtain initial financing as well as the status of such efforts. This comment also applies to Note 1 to your Financial Statements, which addresses raising capital.

4. In light of the fact that you only have one employee who also serves as your President, please revise this section and elsewhere in your registration statement to remove references such as "officers and directors". For example, we note reference to "officers and directors" or "members of management" on pages 5, 11, and 12.

5. You state on page 3 that "since [you] currently have only 2 shareholders, [you] intend to provide [y]our shareholders with complete disclosure concerning a possible target entity and its business, including audited financial statements (if available to [you]) prior to any merger or acquisition." Please clarify whether you intend to provide such disclosure in the event you have more than 2 shareholders at the time of a business combination. Further, please disclose that for transactions between a shell company and a private operating company whereby the registrant ceases to be a shell company, a Form 8-K that includes Items 2.01, 5.01, 5.06 and 9.01 must be filed no later than four business days after the consummation of the acquisition and that the Form 8-K must also include for the private operating company all content required by a Form 10 initial registration statement. For further guidance, please refer to Section II.D.3 of SEC Release No. 33-8587.

6. Please provide a discussion in this section about the competitive business conditions you face and your competitive position in the industry and methods of competition. In this regard, we note your discussion about competition in the "Risk Factors" section. Refer to Item 101(h)(4)(iv) of Regulation S-K.

7. Please remove reference to "Room 1580" from your discussion of the SEC's Public Reference Room on page 4.

Item 2. Management's Discussion and Analysis or Plan of Operation, page 4

8. In the second paragraph, we note your statement that Mr. Reichard has verbally agreed to provide funding until the company engages "in business activities that provide cash flow sufficient to cover the costs of investigating and analyzing business combinations." As your current disclosure indicates that your only business activity will be to investigate and potentially acquire a target company, please revise your registration statement to describe the types of business activities in which you may engage that may provide cash flow for investigating and analyzing business combinations.

9. In the penultimate paragraph on page 4, you state that you are currently devoting your efforts to locating merger candidates. However, in the first paragraph on page 2, you state that you have "made no efforts to identify a possible business combination." Please revise your disclosure to reconcile these statements. This comment also applies to Note 4 to your Financial Statements, which addresses "actions presently being taken" to implement your strategic plans. In this regard, please also expand and explain your statement on page 3 that you will not solicit prospective investors for any transaction and will rely on word of mouth to locate potential merger candidates.

10. In the third paragraph on page 5, you state that you believe numerous firms are seeking the "limited additional capital" you will have. Please discuss how you anticipate raising this additional capital.

Risk Factors, page 5

11. Please provide a risk factor to address any material adverse effects that may occur if Mr. Reichard becomes unable or unwilling to abide by the verbal agreement attached as Exhibit 10.1.

12. Please provide a risk factor addressing the lack of diversification you mention as a substantial risk in the second paragraph on page 5.

Our independent auditors have issued a going concern opinion, page 5

13. In the last sentence, you reference raising additional capital through stockholder loans. In the appropriate sections of your registration statement, please disclose any plans or actions to obtain stockholder loans as well as information concerning any stockholder loans previously obtained. This comment also applies to Note 4 to your Financial Statements.

We are a development stage company, and our future success is highly dependent . . . , page 6

14. Your statement in the first sentence refers to incorporation in June 2010. Please revise this statement as it appears that the company was incorporated on July 30, 2010.

15. You state that "management intends to seek business combination(s) with entities having established operating histories". Please revise your disclosure to reconcile this statement with your statement on page 4 that you "may consider a business which has recently commenced operations, is a developing company in need of additional funds . . . and is in need of additional capital." Revise your disclosure throughout the registration statement, including the Business section, to consistently describe the businesses you will target.

There are issues impacting liquidity of our securities, page 7

16. You state that you will likely file a registration statement on Form S-1. Please clarify whether you anticipate this to occur prior or subsequent to any potential business combination.

Our principal stockholders may engage in a transaction . . . , page 9

17. Please remove reference to "sole stockholder" as your disclosure indicates you have two stockholders.

Item 5. Directors, Executive Officers, Promoters and Control Persons, page 11

18. You state, "For 10 years, [Mr. Reichard] has served as President of the Greensboro Area Chamber of Commerce." It is unclear from this statement whether Mr. Reichard continues to serve as President of the Greensboro Area Chamber of Commerce. Please revise your disclosure to include the term during which Mr. Reichard held this position.

19. We note your disclosure concerning involvement in certain legal proceedings during the past five years. Please revise your disclosure to reflect involvement in certain legal proceedings during the past ten years. Refer to Item 401(f) of Regulation S-K.

20. You state that you believe you have inadequate financial resources to hire a qualified financial expert. You then state that you intend to continue to search for a qualified individual for hire. Please disclose how you anticipate hiring a qualified financial expert if you have inadequate resources to do so.

Current Blank Check Company Experience, page 11

21. We note your statement that Mr. Reichard sold his interest in Europa Acquisition I, Inc. on October 1, 2010. Please revise your registration statement to disclose the consideration Mr. Reichard received for the sale of his interest in Europa Acquisition I, Inc. Additionally, please disclose the nature and purpose of this sale and disclose whether Mr. Reichard has continued involvement in the company.

22. We note that registration statements have been filed for Europa Acquisition VI, Inc., Europa Acquisition VII, Inc., and Europa Acquisition VIII, Inc. Please amend the "Current Blank Check Company Experience" table to reflect the filing dates of these registration statements as well as the SEC file numbers.

23. You state that the operations of each of the eight different Europa Acquisition entities "will have no impact on the other entities." Please revise your disclosure to explain how the operations of each of these entities will have no impact on the other entities when they have the same business purpose and are comprised of the same sole executive officer

and director. In this regard, we note your risk factor on page 5 that addresses conflicts of interest.

Part II, page 13

Item 4. Recent Sales of Unregistered Securities, page 14

24. In the second paragraph, we note your reference to Mr. Snyder. Please revise your disclosure as appropriate as your disclosure indicates issuances of unregistered securities only to Peter Reichard and Peter Coker.

Financial Statements

General

25. Please update your financial statements and corresponding financial information throughout the filing to comply with Rule 8-08 of Regulation S-X.

26. Please disclose what your fiscal year end is.

Notes to Financial Statements, page F-6

Note 1. Summary of Significant Accounting Policies and Organization, page F-6
Organization, page F-6

27. In the last sentence of the first paragraph, you state, "The Company was organized to provide business services and financing to emerging growth entities." Please reconcile this statement with the disclosures throughout your registration statement indicating that the company was organized as a "vehicle to pursue a business combination." Additionally, if you anticipate providing financing to emerging growth entities, please explain how you plan to do so when you have no assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregg E. Jaclin (*via facsimile at* (732) 577-1188)